Exhibit 99.1

RIO ALTO MINING LIMITED

ANNUAL INFORMATION FORM

For the Seven Month Financial Year Ended December 31, 2011

March 29, 2012

TABLE OF CONTENTS

INTRODUCTION	1

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION	1

GLOSSARY OF TERMS	3

PRELIMINARY NOTES	8

CORPORATE STRUCTURE	11

GENERAL DEVELOPMENT OF THE BUSINESS	12

DESCRIPTION OF THE BUSINESS	16

LA ARENA PROJECT	17

RISK FACTORS	33

DIVIDENDS	40

CAPITAL STRUCTURE	40

MARKET FOR SECURITIES	41

DIRECTORS AND OFFICERS	43

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	48

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	49

TRANSFER AGENTS AND REGISTRARS	49

MATERIAL CONTRACTS	49

INTERESTS OF EXPERTS	49

ADDITIONAL INFORMATION	50

SCHEDULE A	51

INTRODUCTION

This is the Annual Information Form for Rio Alto Mining Limited (“Rio Alto” or the “Company”) dated as at March 29, 2012. Unless otherwise indicated, information in this Annual Information Form is provided as of December 31, 2011.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form may constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", “propose”, "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this Annual Information Form and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this Annual Information Form contains forward-looking statements, pertaining to the following:

  capital expenditure programs and cash flow estimates;

  development of mineral resources and reserves;

  treatment under governmental regulatory and taxation regimes and other governmental financial regimes;

  expectations regarding the Company’s ability to raise capital;

  expenditures to be made by the Company to meet certain work commitments;

  work plans to be conducted by the Company;

  the production of gold and copper from the Company’s La Arena Gold Mine; and

  preparation of sulphide feasibility study resource estimate in Q3 2012.

With respect to forward-looking statements listed above and contained in this Annual Information Form, the Company has made assumptions regarding, among other things:

  the legislative and regulatory environment;

  the impact of increasing competition;

  unpredictable changes to the market prices for gold, copper and other metals;

  that costs related to development and operation of mine properties remain consistent with historical experiences;

  anticipated results of exploration, development and production activities; and

  the Company’s ability to obtain additional financing on satisfactory terms.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

  uncertainties regarding regulatory, taxation and other governmental financial regimes;

  volatility in the market prices for mineral products and metals;

  uncertainties associated with estimating resources and reserves;

  geological, technical, drilling and processing problems;

  liabilities and risks, including environmental liabilities and risks, inherent in the mining and mineral exploration business;

  fluctuations in currency and interest rates;

  incorrect assessments of the value of acquisitions;

  unanticipated results of exploration activities;

  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  unanticipated community relations problems; and

  unpredictable weather conditions.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of these risk factors set forth above.

Additional information on these and other factors is available in the reports filed by the Company with Canadian securities regulators.

Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this AIF, or the MD&A disclosure incorporated by reference herein, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. The Company undertakes no obligation to publicly update or revise any forward-looking information in this AIF or the MD&A disclosure incorporated by reference herein whether as a result of new information, future events or otherwise, except as required by law.

GLOSSARY OF TERMS

In this Annual Information Form, the terms set forth below have the meanings indicated:

“2010 Technical Report” means the NI 43-101 compliant report prepared by Coffey Mining on the La Arena Project with an effective date of July 31, 2010;

“2011 Technical Report” means the NI 43-101 compliant report prepared by Kirk Mining Consultants on the La Arena Project with an effective date of September 31, 2011;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000 c.B-15, as amended, including all regulations promulgated thereunder;

“Affiliate” means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a)	one of them is the subsidiary of the other, or

(b)	each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(c)	a company controlled by that Person, or

(d)	an Affiliate of that Person or an Affiliate of any company controlled by that Person;

“assay” is an analysis to determine the amount or proportion of the element of interest contained within a sample;

“Associate” when used to indicate a relationship with a Person, means:

(e)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(f)	any partner of the Person,

(g)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(h)	in the case of a Person, who is an individual:

(i)	that Person’s spouse or child, or

(ii)	any relative of the Person or of his spouse who has the same residence as that Person;

but

(i)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member Company or holding company of a Member Company, then such determination shall be determinative of their relations in the application of Rule D with respect to that Member firm, Member Company or holding company;

“Coffey Mining” means Coffey Mining Pty Ltd.;

“Common Shares” means the common shares in the capital of the Company;

“concentrate” is a processing product containing valuable ore mineral from which most of the waste mineral has been removed;

“contained ounces” represents total ounces in a mineral reserve before reduction to account for ounces not able to be recovered by the applicable metallurgical process;

“Company”or “Rio Alto” means Rio Alto Mining Limited (formerly Mexican Silver Mines Ltd.“Mexican Silver”);

“concession” is that portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface;

“crushing” means the breaking of ore from the size delivered from the mine into smaller more uniform fragments;

“cut-off grade” is the minimum metal grade at which material can be economically mined and processed at designated metal sale prices and is used in the calculation of ore reserves;

“development” is work carried out for the purpose of opening up a mineral deposit. In an open pit mine this includes the removal of overburden or waste rock. In an underground mine this includes shaft sinking, ramping, crosscutting, drifting and raising;

“dilution” is sub-economic material unavoidably included with mined ore, lowering the overall mined grade;

“doré” is unrefined gold and silver bullion bars usually consisting of approximately 90% precious metals that will be refined into almost pure metal;

“drift” is a horizontal or near horizontal tunnel driven within or alongside an ore body and aligned parallel to the long dimension of the ore;

“drilling” generally consists of core drilling, reverse circulation drilling, conventional rotary drilling and in-fill drilling. “Core drilling” is a drilling method that uses a rotating barrel and an annular-shaped, diamond impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected for examination. “Reverse circulation” drilling is a drilling method that uses a rotating cutting bit within a double-walled drill pipe that produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the center of the pipe for examination. “Conventional rotary” is a drilling method that produces rock chips similar to reverse circulation drilling, except that the sample is collected using a single-walled pipe. Air or water circulates down the center of the pipe and returns chips to the surface around the outside of the pipe. “In-fill” drilling is the collection of additional samples between existing samples used to provide more geologic detail and provide more closely-spaced assay data;

“dump leaching” is a process whereby gold is extracted by heaping broken, uncrushed (run-of-mine) ore on sloping impermeable pads and applying a weak cyanide solution which dissolves a portion of the contained gold. The gold laden or pregnant solution is collected for gold recovery;

“Effective Date” means the date of this Annual Information Form, March 29, 2012;

“exploration” is prospecting, sampling, mapping, drilling and other work involved in locating the presence of potentially economic mineral deposits and establishing the nature, shape and grade of such deposits;

“flotation” is a process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste;

“g/t Au” means grams per tonne gold;

“Gold Prepayment Facility” means the facility entered into between the Company and Red Kite dated October 15, 2010, as amended;

“grade” is the amount of metal in each tonne of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals;

“grinding (milling)” is powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing;

“g/t Ag” means grams per tonne silver;

“IAMGold” means IAMGold - Quebec Management Inc., a company incorporated under the laws of the Province of Quebec;

“IAMGold Warrants” means the warrants to acquire 1,500,000 common shares of RAML with a conversion price of $0.30 per share issued to IAMGold pursuant to the La Arena Agreement and having an expiry date of June 25, 2012 which were subsequently exchanged for warrants to purchase Common Shares on the same terms pursuant to the Rio Alto Transaction;

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“Kirk Mining Consultants” means Kirk Mining Consultants Pty Ltd;

“La Arena” means La Arena S.A., a Company incorporated under the laws of the country of Peru, which was a subsidiary of IAMGold;

“La Arena Agreement” means the option and earn-in agreement dated June 15, 2009 among Rio Alto, La Arena and IAMGold whereby Rio Alto acquired the La Arena Option and the La Arena Earn-In;

“La Arena Earn-In” means the earn-in right to acquire up to 38.7% of the issued and outstanding shares of La Arena by expending up to US$30,000,000 on the La Arena Project, such right having been acquired by Rio Alto from IAMGold pursuant to the La Arena Agreement;

“La Arena Gold Oxide Mine” means the gold oxide mine located on the La Arena Project;

“La Arena Option” means the option to purchase all of the issued and outstanding shares of La Arena by making cash payments of US$47.55 million (subject to adjustments) to IAMGold, such option having been acquired by Rio Alto from IAMGold pursuant to the La Arena Agreement;

“La Arena Project” means the mineral rights and interests to explore and exploit minerals from approximately 20,673 hectares consisting of the mining concessions held by La Arena;

“La Arena Project Sulphide Project” means the copper-gold sulphide project located within the La Arena Project;

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mexican Silver Guernsey” means Mexican Silver Mines (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey, a wholly-owned subsidiary of the Company;

“Mexican Silver Mexico” means Materias Primas y Minerals La Iguana S.A. de C.V., incorporated under the laws of the country of Mexico, which was 99.99% owned by Mexico Silver Guernsey and was the company through which the Company owned the Mexico Property;

“Mexico Property” means, collectively, the Vallecillo project, Mamulique project and the La Blanca property;

“mill” is a processing facility where ore is finely ground or is also the device used to perform grinding (milling);

“Mineral Reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves;

“Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories;

“mining concessions” means the 44 mining concessions held by La Arena;

“net profits interest royalty” is a royalty based on the profit remaining after recapture of certain operating, capital and other costs;

“net smelter return royalty” is a royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals;

“NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators;

“open pit mine” is a mine where materials are removed from a working that is open to the surface;

“ore” is rock containing metallic or non-metallic minerals that can be mined and processed at a profit;

“ore body” is a sufficiently large amount of ore that is contiguous and can be mined economically;

“oxide ore” is mineralized rock in which some of the original materials have been oxidized. Oxidization tends to make ore more amenable to cyanide solutions so that minute particles of gold will be dissolved;

“Premier Transaction” means the acquisition by the Company of all the securities of Mexican Silver Guernsey completed on May 7, 2007 via the issuance of 15,434,782 Common Shares at a deemed price of $0.26 per share and 217,392 warrants exercisable at $0.50 until August 15, 2008;

“probable mineral reserve” is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

“Qualified Person” means a “qualified person” as defined in NI 43-101;

“RAML” means Rio Alto Mining Limited, that was a wholly-owned subsidiary of the Company incorporated under the laws of British Columbia, which was acquired by the Company pursuant to the Rio Alto Transaction on June 25, 2009 and was amalgamated with the Company on July 24, 2009 pursuant to the Vertical Amalgamation;

“RAML Finder Warrants” means the warrants to purchase common shares of RAML issued pursuant to the private placement completed immediately prior to the Rio Alto Transaction with an exercise price of $0.20 per share and expiry date of June 25, 2010 which were subsequently exchanged for warrants to purchase Common Shares on the same terms;

“RAML Transaction” means the acquisition by the Company, by way of three-cornered amalgamation, of all of the issued and outstanding securities of RAML which occurred on June 25, 2009 and whereby the Company issued 35,143,411 Common Shares, 2,500,000 RAML Transaction Warrants and 329,000 RAML Finder Warrants to former securities holders of RAML and exchanged the IAMGold Warrants for 1,500,000 warrants to purchase Common Shares with the same terms;

“RAML Transaction Warrants” means the 2,500,000 warrants to purchase Common Shares issued pursuant to the Rio Alto Transaction with an exercise price of $0.20 per share and expiry date of June 25, 2012;

“recovery rate” is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as the percentage of the material recovered compared to the total material originally present;

“Red Kite” means Red Kite Explorer Trust;

“refining” is the final stage of metal production in which impurities are removed from semi-processed metal;

“Rio Alto Peru” means Rio Alto S.A.C., a Company incorporated under the laws of the country of Peru, being a former wholly-owned subsidiary of RAML which subsequently became a wholly-owned subsidiary of the Company following the Vertical Amalgamation;

“shaft” is a vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock;

“TSX-V” means the Toronto Stock Venture Exchange;

“TSX” means the Toronto Stock Exchange;

“Vertical Amalgamation” means the vertical amalgamation of the Company and its wholly-owned subsidiary RAML whereby the Company changed its name to “Rio Alto Mining Limited” effective July 24, 2009 and Rio Alto Peru became a wholly-owned, direct subsidiary of the Company.

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Annual Information Form are in Canadian dollars, except where otherwise indicated.

PRELIMINARY NOTES

Abbreviations and Conversions

In this Annual Information Form, the following abbreviations and conversions are used:

Abbreviations

Au	Gold

Ag	Silver

Cu	Copper

Conversions

To convert from	To	Multiply by
Troy ounces	Grams	31.10348
Troy ounces per
short ton	Grams per tonne	34.28600
Pounds	Tonnes	0.00045
Tons	Tonnes	0.90718
Tonnes	Pounds	2,204.6
Part per million
(ppm)	Grams	1.0
Feet	Meters	0.30480
Miles	Kilometres	1.6093
Acres	Hectares	0.40468

Scientific and Technical Information

Scientific or technical information in this Annual Information Form related to mineral resources or geology of the La Arena Project, Peru (see 2011 Technical Report, a copy of which is available at www.sedar.com), is based on information prepared by Enrique Garay, M Sc. P. Geo. (MAIG) of Rio Alto Mining Ltd., Linton Kirk, BE (Mining), FAusIMM of Kirk Mining Consultants Pty Ltd., Ian Dreyer B.E. (Min), FAusIMM (CP) of Andes Mining Services S.A.C., and Chris Kaye, B E (Chem) FAusIMM of MQes. Each of Messrs. Garay, Dreyer, Kirk and Kaye is a “Qualified Person” as defined in NI 43-101. The 2011 Technical Report has been prepared in compliance with NI 43-101. Mineral Reserves of the La Arena Project were not updated in the 2011 Technical Report. As such, the scientific and technical information set out in the Technical Report dated July 31, 2010 regarding the Mineral Reserves of the La Arena Project remains current. The Report effective September 30, 2011 includes a summary of the still current parts of the July 31, 2010 Technical Report and includes references to that report where further details may be sourced.

Scientific or technical information in this Annual Information Form related to mineral reserves, mineral resources or geology of the La Arena Project (see 2010 Technical Report, a copy of which is available at www.sedar.com), is based on information prepared by Linton Kirk, BE (Mining), FAusIMM, Beau Nicholls, BSc (Geol), MAIG, Doug Corley, BSc (Hons), MAIG and Christopher Witt BSc (Met), MAusIMM, all, at the effective date of the Technical Report, of Coffey Mining Pty Ltd., except for Mr. Nicholls. Mr. Nicholls was employed as a consulting geologist by Coffey Mining Pty Ltd. from 2000 to February 2010. At the effective date of the 2010 Technical Report, Mr. Nicholls was the Technical director of Middle Island Resources. Each of Messrs. Kirk, Nicholls, Corley and Witt is a Qualified Person. The Technical Report has been prepared in compliance with NI 43-101.

The exploration programs described in this Annual Information Form are prepared and/or designed and carried out under the supervision of Mr. Enrique Garay, M Sc, P. Geo. (AIG Member), Vice President Geology of Rio Alto. The scientific and technical information in this Annual Information Form has been updated with current information where applicable.

The scientific and technical information regarding the La Arena Project included in this Annual Information Form has been reviewed and verified by each of Mr. Kirk and Mr. Garay. Each of whom is a Qualified Person, for the purpose of this Annual Information, as defined by NI 43-101.

Classification of Mineral Reserves and Resources

In this Annual Information Form, the definitions of Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources are those used by Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on November 27, 2010.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Information Form and the documents incorporated by reference have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all Mineral Reserve and Mineral Resource estimates included in this Annual Information Form and the documents incorporated by reference herein have been prepared in accordance with NI 43-101 and the CIM classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and information with respect to mineralization and Mineral Reserves and Mineral Resources contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms ‘‘Measured Resources’’, ‘‘Indicated Resources’’ and ‘‘Inferred Resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.

Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The requirements of NI 43-101 for identification of “reserves’” are not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. U.S. investors should also understand that “Inferred Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, disclosure must not be made of the results of an economic analysis that include “Inferred Resources”, except in certain cases. Disclosure of “contained ounces” in a Mineral Resource is a permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. U.S. investors are cautioned not to assume that any part of a “Measured Resource” or “Indicated Resource” will ever be converted into a “reserve”. It cannot be assumed that all or any parts of “Inferred Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category.

Documents Incorporated by Reference

The following documents are incorporated by reference into this Annual Information Form:

(1)	the 2011 Technical Report;

(2)	the 2010 Technical Report;

(3)	the consolidated audited financial statements of the Company for the financial year ended December 31, 2011; and

(4)	the management discussion and analysis of the Company for the financial year ended December 31, 2011.

Copies of these documents are available under the Company’s SEDAR profile at www.sedar.com.

CORPORATE STRUCTURE

Name, Address and Inter-Corporate Relations

The Company’s head office is at 1950, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. Its principal business office is Calle Esquilache 371, Oficina 1402, San Isidro, Lima 27 Peru and its registered office is located at 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1.

The Company’s name is Rio Alto Mining Limited and it is incorporated under the ABCA. The following paragraphs describe amendments to the Company’s articles and constating documents since it was originally incorporated in 1987.

The Company was incorporated as "Waterford Resources Inc." pursuant to the Company Act (British Columbia) on April 3, 1987. By an Altered Memorandum, as altered by a special resolution passed on May 28, 1992, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of four old common shares for one new common share and the name of the Company was changed to "Premier Minerals Ltd.". A Certificate of Change of Name was issued on June 2, 1993, with respect to the name change to "Premier Minerals Ltd.". By an Altered Memorandum, as altered by a special resolution passed on March 20, 2000, the Company’s Memorandum was altered to consolidate the number of issued and outstanding common shares on the basis of two old common shares for one new common share and the name of the Company was changed to "Premier Diamond Corp.". A Certificate of Change of Name was issued on March 2, 2001, with respect to the name change to "Premier Diamond Corp.". On June 24, 2005, the Company was transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia). On May 7, 2007 Premier Diamond Corp. was continued from the Province of British Columbia into the Province of Alberta and changed its name to Mexican Silver Mines Ltd.

On June 25, 2009, the Company completed the RAML Transaction whereby the Company acquired all of the securities of Rio Alto. On July 24, 2009, the Company completed the Vertical Amalgamation whereby its name was changed to "Rio Alto Mining Limited".

On September 29, 2010, the shareholders of the Company revised the articles of the Company to permit the holding of shareholders’ meetings in Lima, Peru.

Inter-company Relationships

Currently and as at December 31, 2011, the Company has two direct wholly-owned subsidiaries: Rio Alto S.A.C. a company incorporated under the laws of Peru, and Mexican Silver (Guernsey) Limited, a body corporate incorporated under the laws of Guernsey. Mexican Silver (Guernsey) Limited holds all of the issued and outstanding securities of La Arena S.A., a company incorporated under the laws of Peru. A corporate organization chart showing the relationships between the companies is shown below.

Note:

(1)

99.99% of the issued and outstanding securities of La Arena, being 14,999,000 shares, are owned by the Company. The remaining 1 share of issued capital being owned and held in trust by Jaime Soldi for the benefit of the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the general development of the Company’s business over the three most recently completed financial years. The financial year end of the Company was changed from May 31 to December 31 in November 2011, with the financial year ended December 31, 2011 being a seven month period commencing June 1, 2011.

Financial Year Ended May 31, 2010

On June 15, 2009, RAML entered into the La Arena Agreement whereby it acquired from IAMGold the La Arena Option and the La Arena Earn-In in exchange for US$1,000,000 (paid by the issuance of 5,784,717 shares of RAML), the issuance of 5.5% of the issued and outstanding shares of RAML (being 2,234,794 shares) and the issuance of the IAMGold Warrants.

On June 16, 2009, the Company entered into a definitive three-cornered amalgamation agreement with RAML with respect to the RAML Transaction.

On June 29, 2009, the Company completed the RAML Transaction. Prior to completion of the RAML Transaction, RAML completed a private placement of 19,408,617 RAML common shares for gross proceeds of $3,881,723 (including the initial US$1,000,000 payment made to IAMGold described above) and a subscription by the Company for 5,000,000 shares. Finders acting with respect to this private placement received the RAML Finder Warrants.

In conjunction with completion of the RAML Transaction, the composition of the board of directors of the Company was changed such that the board was composed of: Feisal Somji, Roger Norwich, Daniel Kenney, Klaus Zeitler, Alex Black and Anthony Hawkshaw. Further, Anthony Hawkshaw replaced Brian Farrell as Chief Financial Officer of the Company, Alex Black was appointed Chief Operating Officer of the Company and Raul Paul Ramirez Morton was appointed Vice President, Mexican Operations, of the Company.

On September 21, 2009, La Arena filed an Environmental Impact Assessment (“EIA”) with Peruvian authorities to develop a 24,000 tonnes per day open pit gold oxide mine at the La Arena Project.

On October 28, 2009 the Company’s Common Shares were listed for trading on the Bolsa de Valores de Lima.

On December 12, 2009 Rio Alto closed a private placement of Common Shares at a price of $0.36 per Common Share to Peruvian investors for gross proceeds of $6.136 million and that it paid an agent’s fee in connection with the private placement of $398,850.

On March 15, 2010, the Company appointed Drago Kisic Wagner to the Board of Directors of the Company.

On March 22, 2010, the TSX-V approved the Company’s application to extend the expiry date of 6,420,750 warrants convertible into Common Shares upon payment of $1.30 per Common Share until December 31, 2010.

On April 8, 2010, the Company entered into terms for the Gold Prepayment Facility. The Company paid a cash arrangement fee of US$750,000 for assistance in arranging the facility. If Rio Alto took down US$25.0 million of the facility it would be required to deliver 36,800 ounces of gold over a forty-month period commencing eight months after the receipt of funds under the Gold Prepayment Facility to settle the prepayment amount.

On May 3, 2010, the Common Shares commenced trading on the OTC QX®, the premier tier of the United States Over-the-Counter market.

In two tranches closing on May 20, 2010 and May 28, 2010, respectively, the Company completed a private placement of 11,354,639 Common Shares at $0.75 per Common Share for aggregate gross proceeds of $8,453,108. Certain insiders of Rio Alto participated in this private placement and purchased in aggregate 1,100,000 Common Shares for $825,000. A cash finder’s fee of US$510,000 was paid to certain finders.

On May 31, 2010, the Company sold its interest in Mexican Silver Mexico for consideration of US$115,371 and a 1 per cent net smelter return royalty to a maximum amount of US$1 million over the Mexico Property. This disposal resulted in a non-cash operating charge to the 2010 accounts of $9.337 million.

Financial Year Ended May 31, 2011

On June 2, 2010, the Company announced that it closed a private placement of 10,200,000 Common Shares at $0.76 per share for gross proceeds of $7,752,000. A cash finder’s fee of $542,640 was paid for assistance in arranging the placement.

On July 20, 2010, La Arena received notification from the Peruvian Ministry of Energy and Mines that its EIA had been accepted. In a news release on July 21, 2010, Rio Alto announced that it had selected a contractor to conduct the civil work for a leach pad, waste dumps, ponds and site infrastructure for the gold oxide leach mine at La Arena. At the same time the Company announced that it and Red Kite had commenced preparation of definitive documentation for the Gold Prepayment Facility and that planning had commenced for a feasibility study of the La Arena Sulphide Project.

On September 15, 2010, the Company announced updated mineral resource and reserve estimates and financial estimates for the La Arena Property, with gold in probable oxide mineral reserves of 821,000 oz Au, recoverable gold in probable oxide mineral reserves of 634,000 oz Au, gold in probable sulphide mineral reserves of 1,748,000 oz Au and copper in probable sulphide mineral reserves of 1,574,000,000 pounds Cu. Such estimates formed part of the 2010 Technical Report, which was filed on October 29, 2010 and are discussed in further detail in “La Arena Project - La Arena Reserves” below.

On October 15, 2010, the Company signed the definitive agreement for the US$25 million Gold Prepayment Facility and drew down an initial tranche of US$5 million. Pursuant to the terms of the Gold Prepayment Facility, the Company would start delivering up to 36,064 notional ounces of gold commencing in July 2011 in accordance with the following schedule: a notional amount of 575 ounces per month until October 2012, increasing to a notional amount of 1,150 ounces per month from November 2012 to October 2014. The actual monthly delivery of gold ounces will vary by 5% from the amounts stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. The Company may prepay gold ounces remaining to be delivered under the facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As part of the Gold Prepayment Facility, the Company granted Red Kite a charge over the shares of La Arena. Red Kite also provided the Company with a US$3 million operating credit facility.

On October 15, 2010, the Company also entered into a Gold Purchase Agreement with RKE whereby RKE agrees to buy up to 622,210 ounces of gold based on the lower of prices quoted on either the London Gold Market AM Fixing Price as published by the London Bullion Market Association or the Comex (1st Position) Settlement Price over defined periods of time. The obligation to sell 622,210 ounces of gold is directly proportional to the amount of the $25 million facility drawn. The Gold Purchase Agreement is accounted for as a written option as RKE has the right, but not the obligation to purchase the gold. An option pricing model that considers changes in the gold price was used to estimate the fair value of the financial derivative relating to the written option. Subsequent changes in this fair value are reflected in operations.

On November 23, 2010, the Company completed a private placement of Common Shares for gross proceeds of approximately $20,000,000. In three tranches, closing on each of November 30, December 1 and December 2, 2010, the Company completed the private placement by issuing 12,066,257 Common Shares for gross proceeds of $20,271,312 (net proceeds of $18,905,314). The Company paid an agent’s fee and finders’ fees in connection with the placement of $1,189,992 and $176,006, respectively.

On January 22, 2011, the Company completed a private placement with a syndicate of underwriters for gross proceeds of $57,523,000. The underwriters were paid a cash commission of $3,451,380 and were granted 1,683,600 compensation options entitling them to purchase an equal number of Common Shares at $2.05 for a period of two years.

On February 9, 2011, the Company exercised the La Arena Option and acquired 100 percent interest in La Arena for cash of US$48,846,789.

On February 18, 2011, Mr. Feisal Somji resigned as a director and officer of the Company. The Board of Directors was augmented on March 8, 201, via the appointment of Mr. Victor Gobitz and Mr. Sidney Robinson.

On April 19, 2011, the Company drew down US$19.5 million (bringing the total to US$24.5 million) of the US$25 million available under the Gold Prepayment Facility.

On May 9, 2011, the Company announced that the first gold was poured at the La Arena Gold Oxide Mine, being an amount of 1,115 ounces of gold.

On May 11, 2011, the Company appointed Mr. Ram Ramachandran to its Board of Directors.

Seven Month Financial Year Ended December 31, 2011

On June 15, 2011, the Company announced further assay results from eighteen reverse circulation drilling holes within the Calaorco Pit in the La Arena Gold Oxide Mine. See “La Arena Project - Drilling”.

On July 20, 2011, the Company filed an independently prepared mine closure plan with Peruvian authorities. The plan will require the posting of a bond or other satisfactory security of approximately US$3.2 million within the first twelve days of the calendar year after the plan was approved. The closure plan was prepared by a Peruvian government approved engineering firm and estimated that the cost of closing and remediating the mine would be approximately US$34.7 million consisting of US$12.4 million of progressive closure costs during the 7th and 8th years of the mine life; US $17.1 million of closure costs to occur in the 9th year of the mine life and US$5.2 million of post-closure monitoring costs for five years after the mine.

Daniel Kenney’s term as a director of the Company ended on September 29, 2011, not having stood for re-election as a director at the shareholders’ meeting held on that date.

On October 21, 2011, the Company completed definitive documentation for a US $25 million increase in the Gold Prepayment Facility with Red Kite and concurrently drew down the full amount available under the Gold Prepayment Facility. Settlement of the US $25 million increase in the Gold Prepayment Facility will be by delivery of 24,512 notional ounces of gold commencing in April 2012 at a notional rate of 791 ounces per month for 31 months. The actual monthly delivery of gold ounces will vary by 5% from the amount stated above for every $100 dollar change in gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. The Company may prepay gold ounces remaining to be delivered under the Gold Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, the Company has granted Red Kite a charge over substantially all of the Company’s assets. The Company paid cash fees for arranging the financing of US $750,000, for deferral of deliveries of US $312,500 and a US $100,000 fee for the waiver of certain conditions in the Gold Prepayment Facility.

On November 8, 2011, the board of directors resolved to change the Company's financial year-end to December 31 from May 31. This change will align the consolidated accounts with those of La Arena, which under Peruvian law has a calendar year-end, and will result in Rio Alto providing its continuous disclosure information on a more comparable basis with most other mining companies.

Subsequent to Year Ended December 31, 2011

On January 5, 2012, the Company announced updated mineral resource estimates for the La Arena Project. The updated oxide mineral resource estimate is limited to the Calaorco and Ethel deposits plus a zone of oxide material containing 300ppm – 1000ppm copper to the east of Calaorco. The updated mineral resource estimate for the La Arena sulphide project incorporates an additional 3,879 meters of diamond drilling and 21,904 meters of reverse circulation drilling when compared to the previous resource estimate provided in the 2010 Technical Report. Details results can be found in the 2011 Technical Report and is also discussed in more details under “La Arena Project” section below.

On January 23, 2012, the Company announced the appointment of Alex Black as Chief Executive Officer and Victor Gobitz as Chief Operating Officer. On February 17, 2012, the Company filed the 2011 Technical Report. The Company graduated from the TSXV to the TSX and from the “junior sector” to the “senior sector” of the Bolsa de Valores de Lima and the Company’s Common Shares began trading on the TSX effective February 24, 2012.

Significant Acquisitions

The Company did not have any significant acquisitions during the seven month period ended December 31, 2011.

DESCRIPTION OF THE BUSINESS

General Information

The Company is engaged in exploration and development of mineral properties with its current focus on the development of the La Arena Project, which is discussed in detail below.

Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for (i) the acquisition of attractive mineral properties; (ii) qualified service providers and labour; and (iii) equipment and suppliers. The ability of the Company to acquire gold and other mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploration and development. See "Risk Factors - Competition".

Employees

As at December 31, 2011, the Company and its subsidiaries had a total of 474 employees and 1,078 people hired through subcontractors.

Social and Environmental Protection Policies

The current and future operations of the Company, including development and mining activities, are subject to extensive federal, provincial and local laws and regulations governing environmental protection, including protection and remediation of the environment and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties.

The Company has assisted members of the communities directly affected by the planned development of the La Arena Gold Oxide Mine by:

  helping them to establish a company, Consorcio La Arena SA, that acts as a hiring agent for the provision of skilled and unskilled workers to the project development;

  completed the design of a new school and completed its construction;

  providing a service to bus children to school; and

  commenced various training programs, such as, safety training and driver education.

The Company has 10 full-time employees in charge of co-ordinating community relations.

Peruvian legislation includes a comprehensive system of laws and regulations designed to protect the environment and the country’s culture heritage. The Company engages consultants as needed and has 11 full-time employees to ensure compliance with Peruvian legislation.

LA ARENA PROJECT

A more complete description of the La Arena Project may be found within the 2011 Technical Report, a copy of which is available on the Company’s profile on SEDAR at www.sedar.com. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the 2011 Technical Report. Portions of the following information are based on assumptions, qualifications and procedures, which are set out in the 2010 Technical Report and 2011 Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the 2010 Technical Report and 2011 Report as applicable. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2011 Technical Report, which is available electronically at www.sedar.com.

Current Status

Section 25 “Interpretations and Conclusions” (page 156) of the 2011 Technical Report stated that “From the work completed to date on the La Arena Project the gold oxide dump leach project is deemed by the Qualified Persons to be at pre-production level and the sulphides project is at pre-feasibility, as defined by NI43-101, and is reasonably robust technically, socially and environmentally and is expected to make a reasonable return on expected funds to be expended”.

Development and construction activities continue and currently the gold oxide dump leach project is mining ore and producing doré at commercial production levels. Deliveries of gold in connection with the Gold Prepayment Facility have satisfied delivery obligations up to and including November 2012.

The Company owns approximately 710 hectares (“ha”) of surface rights (land) which extend over the gold oxide resource identified in the 2011 Technical Report. There are no royalties, overriding interests, back-in rights or other payments, agreements or encumbrances that would affect the mining concessions. The payment terms for the surface rights acquired differ from purchase transaction to purchase transaction. Most land is acquired for a one-time cash payment; however, there are a few land purchase agreements under which payments are made in instalments, which in aggregate are immaterial.

The Peruvian mining tax system was revised during 2011. Rio Alto is subject to the revised system.

The two amended laws applicable to the Company may be summarized as:

Special Mining Tax (“SMT”): The SMT is applied on operating mining income based on a sliding scale with progressive marginal rates ranging up to 8.40%. The tax liability would be determined and payable on a quarterly basis. As a tax on operating profit, normal operating costs excluding interest are deducted from revenue, an operating profit margin is determined and a progressive tax rate would be applied on the Operating Profit Margin Ratio.

Modified Royalty Based on Operating Income (“MR”): The MR revises the mining royalty enacted in 2004 that required a payment ranging from 1% to 3% of the commercial sales value of mineral resources. The MR is applied on a company’s operating income, rather than sales, and is payable quarterly (the previous royalty was payable monthly). The amount payable is determined on a sliding scale with marginal rates ranging up to 12% applied to operating margin. As a company’s operating margin increases the marginal rate of the royalty increases. If a company has a zero or negative operating margin, a minimum royalty of 1% of revenue is payable. The basis of the royalty (operating income) and the effective royalty rate would be calculated by following the same rules used to determine the tax liability under the SMT.

The Company is subject to the mine closure and re-meditation laws of Peru and has filed a mine closure plan as required by legislation as described elsewhere herein under “General Description of the Business”.

Development and operation of the La Arena Gold Oxide Mine requires and will require numerous permits. A list of the more important permits is set out in Section 4.4.6 (pages 27 - 29) of the Technical Report, which is incorporated by reference.

Project Description and Location

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the Western Cordillera, close to the Continental Divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings.

The La Arena Project consists of approximately 20,673 hectares in 44 concessions approximately 18 km from Huamachuco, a town of approximately 20,000 people. The La Arena Project lies within a mult-imillion ounce gold district that includes the Lagunas Norte mine (Barrick Gold Corporation) located at Alto-Chicama, the Comarsa mine (Compania Minera Aurifera Santa Rosa S.A.), the La Virgen mine (Compania Minera San Simon S.A.), the Shahuindo gold-silver exploration project (Sulliden Exploration Inc.) and the Tres Cruces gold exploration project (New Oroperu Resources Inc.).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project can be accessed via a 160km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Lagunas Norte project (Barrick Gold Corporation). The road is paved for approximately 100km and the remainder is a good compacted material road. An air strip is also present at Huamachuco that accommodates small airplanes.

The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16° and 27° and the land is covered with typical vegetation from the area.

On the northern and southern flanks of the deposit localised unstable areas exist where landslides have occurred during previous rainy seasons.

The average annual temperature from compiled data is 12°C. The maximum recorded temperature varies between 16 to 18°C and the minimum lies between 8 and 10°C.

Total annual rainfall varies between 750 and 850 millimetres per annum (“mm/a”) and the average total annual evaporation rate ranges between 950 and 1 000mm/a. The average relative humidity varies monthly between 73 and 90%.

Maximum precipitation usually occurs during the months of January through March while the months of June to August are the driest. The maximum daily precipitation recorded to date at the La Arena site is 34.6mm and occurred in March of 1999 while minimum precipitation was recorded in July 1998 with a total of 1.2mm.

Based on a Pre-Feasibility Study completed by IAMGold in November 2006 (the “November 2006 PFS”), which was reviewed by the authors of the 2011 Technical Report and formed part of the 2011 Technical Report, in the area of study of the sub-basin of the Yamobamba River there are 2,559 inhabitants residing in five communities. There are 1,136 inhabitants within the local area of study, 75% are from La Arena and the remainder from La Ramada.

A little more than half of the population (52.6%) is aged 20 years or younger and less than a fifth of the population (18.2%) is aged of 40 years or older. 29.2% of the population is between 19 and 40 years old. These results show a predominantly young population, which follows the demographic pattern of the country's rural population.

The majority of the heads of household are men (87.5%). Nuclear families prevail, i.e. parents and children, with 62.5%. The average number of members in a household is 5.27 persons.

The young population moves temporarily or permanently in search for a job and educational services to the cities of Trujillo and the Sanchez Carrion province, mainly to Huamachuco (within the region), and to Lima (outside the region).

Immigration to the local area is lower than that of emigration. The majority of those who now live in the local area come from surrounding rural communities.

There are no formal water supply schemes in the La Arena Project area. Water for the project will be extracted from groundwater, adjacent water courses and through recycling and reuse of water wherever reasonably practicable.

History

The deposit was first discovered by Cambior (a company later acquired by IAMGold) geologists in December 1994. Cambior staked a claim for mining concessions of 1,800ha over the deposit in January 1995. A further 70,000ha of mining concessions were claimed in 1996, most of which have been allowed to lapse or have been sold. The mining concessions making up the La Arena Project passed to IAMGold following its acquisition of Cambior in 2006.

The Company completed its acquisition of La Arena on February 9, 2011 and is now the sole owner of the La Arena Project by virtue of its ownership of La Arena. See “General Development of Business -Three Year History”.

The geological exploration work completed at the La Arena Project prior to June 2009 when the Company entered into the La Arena Agreement includes:

  First half 1996 -- detailed surface geochemistry and 1,502m of diamond drilling (“DD”) in 6 holes.

  Second half 1996 - 2,240m of DD in 10 holes.

  1997 - 4,958m of DD in 32 holes.

  1998 – 10,900m of DD in 58 holes.

  Between 1999 and 2003 -- following a pre-feasibility study, unfavourable economic conditions did not allow the project to progress.

  Between 2003 and 2006 - five drilling campaigns were completed for 33,705m of DD in 213 holes and 1,186m of reverse circulation (“RC”) drilling in 11 holes.

  2007 - 5,500m of DD in 21 holes.

The accumulated drilling over the La Arena Project area to end of December 2007 reached 59,991m in 351 holes and 4,120m dug in 60 trenches completed in 2004.

The results of the drilling campaigns have been incorporated in a number of resource estimates reported from October 1997 to February 2007, as detailed in the 2010 Technical Report effective July 31, 2010.

The last Mineral Reserve estimate by Iamgold of the La Arena Project was completed in August 2007 and reviewed and validated by Coffey Mining in 2008. Resources were confined within a pit shell based on $550/oz Au, $1.50/lb Cu, $10/lb Mo and $10/oz Ag. Coffey Mining did not support the Measured Resource classification of the 2007 resource and reclassified the Measured Resource category to the Indicated resource category. The Iamgold August 2007 Mineral Resource estimate of La Arena Project is summarized in Table 6.3_1. The estimates set out in the following table are considered historical in nature and are provided for informational purposes only.

Table 6.3_1
Updated In-Pit Mineral Resource by Iamgold (August 31st 2007)
	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Mo Grade (ppm)	Au (‘000 oz)	Cu (‘000 lbs)	Ag (‘000 oz)	Mo (‘000 lbs)
"measured"	25.5	0.51	0.17	0.31	26.3	414	97,962	250	1,477
”indicated”	123.0	0.41	0.40	0.20	42.3	1,636	1,078,760	781	11,472
“measured” + “indicated”	148.5	0.43	0.36	0.22	39.6	2,050	1,176,722	1,031	12,949
“inferred”	10.7	0.26	0.34	0.17	53.4	91	80,835	58	1,265

Using the same resources block model, the Mineral Resource of the La Arena Project was revised by Coffey Mining in 2010 based on updated metal prices and pit optimization parameters. The Mineral Resource set out in the 2010 Technical Report is given in Table 6.3_2. Resources were confined within an optimum undiscounted cashflow pit shell based on $1.050/oz Au and $12/oz Ag for copper-poor mineralization largely in oxide sandstrone (Cu < 300 ppm) and a shell based on $3.00/lb Cu and $1,050/oz Au for copper-rich mineralization largely in primary and secondary porphyry.

Table 6.3_2
Coffey Mining Mineral Resource (July 31st 2010)
Material	Cuttoff	Category	Tonnes (Mt)	Au Grade (g/t)	Cu Grade (%)	Ag Grade (g/t)	Au (‘000 oz)	Cu (‘Mlb)	Ag (‘000 oz)
Oxide	0.11g/t Au	Indicated Inferred	79.6 9.2	0.41 0.19	0.01 0.01	0.08 0.29	1,050 57		172 66
Secondary & Primary	0.1% Cu	Indicated Inferred	225 178	0.27 0.21	0.35 0.30		1,932 1,216	1,722 1,171

The average molybdenum grade was of the order of 40 ppm. Although not included in the resources, recovery of Mo did present an economic opportunity of interest.

Historically, there was no production from the La Arena Project. The Company commenced pre-commercial production activities on the La Area Gold Oxide Mine in May 2011, with commercial production commencing in January 2012. See “General Development of Business - Three Year History”.

Geological Setting

The La Arena Project is located on the eastern flank of the Andean Western Cordillera in northern Peru. The area is underlain by sediments of the Mesozoic West Peruvian Basin, which were folded and faulted during the Cenozoic deformation.

The regional stratigraphy (Figure 7.1_1 and Table 7.1_1) is dominated at outcrop by the folded Upper Jurassic (Chicama Formation) to the Lower Cretaceous (Goyllarisquizga Group), which are mainly siliciclastic sediments, with lesser amounts of younger Lower-to-Upper-Cretaceous carbonate sediments occupying the cores of synclines. West of La Arena Project, the Cretaceous sediments are unconformably overlain by the Cenozoic volcanics of the Calipuy Group. The regional stratigraphical column is summarised in Table 7.1_1 and a plan of the regional geology is shown in Figure 7.1_1.

Table 7.1_1
Regional Stratigraphic Column of La Arena and Surrounding Areas
Erathem	System	Series	Group	Formation	Extrusive Lithology	Intrusive Lithology Abbreviation	Gold Mineralisation
Cenozoic	Quaternary	Recent		Alluvial, Fluvial	Q-al/Q-fl
		Pleistocene		Glacial, Lacustrine	Q-gl/Q-la
	Neogene		Calipuy		Pn-ca	P-da	AC
	Paleogene					P-and
Mesozoic	Cretaceous	Upper		Yumagual	Ks-yu
		Lower		Pariatambo	Ki-pa
				Chulec	Ki-chu
				Inca	Ki-In
			Goyllarisquizga	Farrat	Ki-fa
				Carhuaz	Ki-ca		S
				Santa	Ki-sa
				Chimu	Ki-chi		AC, ET, LA, LV, SR
				Oyón	Ki-o
	Jurassic	Upper		Chicama	Js-ch
after Reyes R. L, 1980 and Navarro et. al. 2010). Gold mineralization: AC: Lagunas Norte, ET: El Toro, LA: La Arena, LV: La Virgen, S: Shahuindo, SR: Santa Rosa

Figure 7.1_1

Regional Geology of La Arena Project

N
ALGAMARCA
Shahuindo
Igor
Cochapampa
LA ARENA
Agua Blanca
El Toro
ALTO CHICAMA
La capilla
La Florida
LA VIRGEN
Minaspampa
Ruecas
Los Angeles
Las Lagunas
Tres Cruces
QUIRUVILCA
Calaorco
Campaccha
Mundo Nuevo
La Victoria
SANTA ROSA
LEGEND
Quaternary cover
Cenozoic volcanics
Cretaceous marine limestones
Lower Cretaceous siliciclastics
Upper Jurassic - Lower Cretaceous shales and thin sandstones
Cenozoic diorite
Cenozoic porphyries
Normal fault
Dextral fault
Sinistral fault
Thrust fault
Anticline
Syncline
Mine (active)
Mine (inactive)
Au deposit
Au anomaly
Polimetallic deposit
Radiometric dates
Claim boundaries
District capital
Paved road
Figure 7.1.2
RIOALTO
LA ARENA PROJECT
Regional geology

From oldest to youngest, the regional stratigraphy is described as follows:

Palaeozoic (and Precambrian): Constitute basement rocks to the east of the La Arena Project along the River Marañon and the Eastern Cordillera. They are not exposed at La Arena Project, nor in the immediately surrounding area.

Mesozoic: The oldest outcropping rocks in the region belong to the Upper Jurassic Chicama Formation and consist of soft, laminated marine black shales with thin sandstone intercalations.

These pass upwards into the Lower Cretaceous shallow marine siliciclastic Goyllarisquizga Group, the lowest unit of which, the Oyon Formation, consists of fine-to-medium-grained sandstone and thinly-bedded shale, with some coal seams. Overlying the Oyon Formation are thickly-bedded, medium grained quartzitic sandstones of the Chimu Formation which constitutes the principal host rock for gold mineralization at Lagunas Norte, El Toro, the La Arena Project, La Virgin and Santa Rosa. The remainder of the Goyllarisquisga Group (Santa, Carhuaz and Farrat formations) consists of generally finer grained siliciclastic units with interbedded minor carbonates. The Carhuaz Formation provides the host for gold mineralization at Shahuindo.

Overlying the Goyllarisquisga Group sediments are Lower-Cretaceous shallow marine carbonates of the Inca, Chulec, Pariatambo formations and the Upper Cretaceous Yumagual Formation.

The Mesozoic sediments were folded and faulted towards the end of the Cretaceous by the early stages of the developing Andean Orogeny.

Cenozoic: Calipuy Group, cordilleran arc volcanics unconformably overlie the folded and faulted Mesozoic strata south and west of the La Arena Project. These sub-aerial volcanics are associated with Upper Miocene sub-volcanic intrusive bodies of andesitic to dacitic composition. The Calipuy volcanics are mainly tuffs with agglomerate horizons at the base, and inter-bedded with andesitic lavas. They constitute the host rock for high sulphidation, low sulphidation and polymetallic mineralization at Lagunas Norte, Tres Cruces and Quiruvilca respectively.

To the west of the area shown in Figure 7.1.1, the Coastal Batholith is emplaced in volcano-sedimentary strata of the Mesozoic Western Peruvian Trough, time equivalents of the rocks described above.

Cenozoic intrusive rocks, including granodiorites, diorites and quartz–feldspar porphyries, are intruded as isolated stocks into both the Mesozoic sedimentary sequence and the overlying Calipuy volcanics. The age of those intrusions vary from c.a. 23 to 25 M.y. One of these intrusions hosts the porphyry-style mineralization at the La Arena Project.

Structure: The main structural features of the region are associated with the Jurassic-Cretaceous sedimentary sequence and consist of a series of folds, reverse faults and over-thrusts trending generally NW-SE (see Figure 7.1_1.). Individual folds range up to 80km in length and 5km in width, and display various forms depending on the relative competency of the various stratigraphic levels. The highly competent sections of the Chimu Formation for example form structurally complex cores to the main anticlines, where they have resisted erosion better than the enclosing strata.

The fold belt which passes through La Arena has a WNW-ESE trend around Sayapullo to the west, swinging to a NW-SE trend immediately west of the La Arena Project and locally N-S in the La Arena Gold Oxide Mine area before swinging back to a more southeasterly trend in an easterly direction. This deflection in the orientation of fold axes is observed 90 km to the north of the La Arena Project between Cachachi and Lluchubamba (Figure 7.1_1).

Much of the southeastern corner of the La Arena Project is covered by Quaternary morainic/alluvial/colluvial deposits (Figure 7.1_1), implying the presence of a geomorphological depression which may have been influenced by structure.

Exploration

Serious exploration of the La Arena Project started in 1994, first by Cambior and then by Iamgold. Accumulated drilling over the La Arena deposit between 1994 and 2007 totalled 59,991 m in 351 holes refer to Section 6.2. Trenching totalled 4,120 m in 60 trenches, and a further 2,900 m of RC drilling was completed for sterilization purposes.

In addition to the La Arena Gold Mine and La Arena Sulphide Deposit, the property comprising La Arena Project includes several prospects that have been defined by a combination of soil geochemistry and exploration diamond drilling. These are Cerro Colorado, El Alizar Porphyry, Agua Blanca epithermal and porphyry occurrences, Pena Colorado and La Florida as shown in Figure 9.1_1.

There was a fallow period from 2007 until 2010 (with the exception of trenching in 2009) on the La Arena Project when no exploration was conducted during the sale and acquisition of the Project by Rio Alto.

During 2009, 2010 and 2011 Rio Alto carried out the following exploration on the La Arena Project:

  Detailed geological mapping at La Arena and surrounding areas (3,000 ha at 1:2,000), and regional geological mapping (23,000 ha at 1:25,000 scale).

  Prior to mine development, 7,296 m of RC holes were drilled at 93 platforms to sterilize areas for the location of future mine facilities.

  The San Andres Project was initiated to the northeast of the Calaorco Open Pit (near the initial leach pad, refer Figures 9.1_1 and 9.1_2). This mineralized zone was discovered by surface mapping and sampling (149 samples). The gold mineralization is hosted in a highly-oxidized sandstone breccia zone, and 3,050 m of RC drilling from 15 platforms provided an inferred Mineral Resource of 10.7 Mt @ 0.21 g/t Au (73,600 oz), which is not included in the 2011 Technical Report.

  The Astrid Project is located 1.0 km NW of the Calaorco Open Pit. Work to date included detailed geological mapping (1:1,000 scale), 840 rock samples (200 of which reported values of more than 100 ppb Au), 14 km of IP and ground-magnetic geophysical lines, and 3,856 m of diamond drilling in 16 holes. Gold mineralization was encountered close to surface, hosted in an oxidized sandstone breccia near its contact with an intrusive stock. The gold mineralization is similar to that in the Calaorco deposit, and exploration is ongoing.

  The Calaorco and Ethel Projects were intensively explored by Cambior and Iamgold and on the basis of these studies a Mineral Reserve of 820,000 oz of Au was reported in the 2010 Technical Report. Subsequently, Rio Alto carried out two drilling campaign. The first drilling program undertaken at the end of 2010 involved 8,938 m of RC drilling at a 25 m x 25 m spacing from 194 locations. The second program, completed during 2011, involved 13,674 m of diamond drilling in a total of 50 holes. The updated resource of this Au/FeOx mineralization in the 2011 Report includes the data from these two drilling programs.

  The 2011/2012 drilling program still in progress is planned for approximately 60,000 m of core drilling and 34,000 m of RC drilling. It is focused on the areas displayed in Figure 9.1_2. The 2011 resource estimation update as reported in the 2011 Technical Report utilised some new data from this program, consisting of 3,879 m of DC holes from 5 locations and 21,904 m of RC holes from 67 locations. The average hole depth from surface was 775 m and 350 m for DC and RC drilling respectively. The resource of sulphide mineralization in the 2011 Technical Report is based on initial results from this drilling program and the historical data.

Figure 9.1_2

2011 Exploration Targets - La Arena Project

816000
9128000
9127000
9126000
N
San Andres
Au FeOx
Ethel
Au FeOx
Astrid
Au FeOx
La Arena
Porphyry
Cu-Au
Calaorco
Au FeOx
Legend
Au ppm
Gold ppm
Copper ppm
RIOALTO
500
250
0
500 Meters
816000

Au and Cu Geochemical Map showing where drilling has been undertaken

Mineralization

The La Arena project area contains epithermal style gold mineralization in sandstone-hosted oxidized fractures and breccia, and porphyry Cu-Au (Mo) mineralization. Both styles of mineralization are probably linked because they likely emanate from the same source, namely residual magmatic activity related to intrusives of intermediate composition.

The mineralization extends over a length of 2.2 km south-to-north, a width of 1.1 km west-to-east and a 1,000 m vertical range. Continuity of the mineralization is generally excellent, and improves with lower-grade cutoffs, which is a characteristic of this type of deposit.

Drilling

The principal methods used for exploration drilling at the La Arena Project have been DD and RC.

The deposit was relatively well drilled, with approximately 60,000 m of drilling, on a nominal spacing of 50 m in the sandstone and 65 m in the porphyry, from discovery in 1994 to 2007 with predominantly HQ and to a lesser degree NQ core. Diamond drilling accounted for 98 % of the metres drilled at this stage. Drilling recommenced in September 2010 and has focussed on three programs:

  Infill RC grade control drilling, totalling 8,938 m, on a 25 m x 25 m grid to assist with grade control models and preliminary mine scheduling. This has been included in the updated Resource Model. This drilling was conducted between September 2010 and January 2011.

  Infill RC resource drilling, totalling 12,966 m to close off gaps within the Resource to a more rigorous 50 m x 50 m pattern in the sandstone, and to close off a major geographical gap between the sandstone and the porphyry. This drilling commenced in January 2011 and is ongoing.

  Depth and strike extensions to the porphyry. These are all DC. There are 5 new holes drilled to date totalling 3,879 m. This drilling commenced in January 2011 and is ongoing. All core is HQ diameter to a depth of 450-500 m depending upon ground conditions, and then NQ diameter thereafter.

Up until March 29, 2012, the deposit has had 71,140 m of DD drilling and 28,982 m of RC drilling.

Drilling Procedures

Up until 2007, DC holes were drilled by Sociedad Minera Cambior Peru S.A (SMCP) and RC holes were drilled by AK Drilling International S.A. (“AK Drilling”). Most DC holes were drilled with HQ diameter until 1999 and about 40% of the holes were drilled NQ diameter from 1999 to 2005. The historical database does not clearly record core size. DD recoveries, in general, are very good, except where there are heavily oxidised zones. It is clear that in these areas there are wash outs and loss of fines from the core. RC drilling recoveries were noted as poor in general due to bad ground conditions and abundant underground water. There were 11 RC holes.

The recent drilling programs commencing in 2010 were by AK Drilling (RC) and Explomin del Peru (DC). DD recovery is high, and RC sample recovery has increased markedly, in general, probably as a result of better drilling technology.

Drilling Orientation

Drilling prior to 2008 was generally drilled to the west at between 60 to 70 degrees dip. Holes were targeted to perpendicularly intersect the expected main trend of global mineralization.

Recent mapping in 2010 has determined that a primary orientation of 40 degrees has not been systematically tested for both gold and copper mineralisation. The majority of the drilling in 2011 has been orientated orthogonal to this trend, and this has probably contributed to an elevated Au and Cu grade returned in assays. This has not yet been analysed in any detail.

Accuracy of Drilling Collar Locations

Historical drillhole collars were surveyed by Eagle Mapping Ltd. using total station and differential GPS. Survey accuracy is reported as +/-0.5 m. Recent drillhole collars have been surveyed using a Total Station GPS.

Down-hole Surveying Procedures

Prior to the 2005 drilling campaign, holes were down-hole surveyed using acid test every 50 m. This method uses acid, in a glass test tube, with the acid etching the tube and indicating the inclination or dip of the hole. It is carried out by lowering the tube down the hole to the desired depth, for each reading. Magnetic azimuth readings are not obtained by this method.

Also tropari survey measurements are noted in the drillhole logs. A tropari is a directional surveying instrument that gives inclination and magnetic azimuth and can be used in open holes or through rods 36 mm (1.40 inches) or larger. Accuracy to +/-0.5 degrees is claimed by the manufacturer.

After hole 172, down-hole surveys were collected with a SingleSmart Flexit tool with a reported accuracy of +/-0.2 degrees, recording both dip and azimuth. Real-time recording tools were used from 2007 onwards.

Accuracy of the down-hole survey measurements meets acceptable industry standards. Post acid test holes were found to deviate in azimuth by an average 3.2º and have a tendency to steepen in dip by an average 2.9º.

All except 5 RC holes drilled in 2010/2011 have not yet been down hole surveyed in 2011 due to magnetic interference. A non-magnetic downhole Gyro tool has subsequently been purchased for down-hole surveys for RC holes.

Ian Dreyer of Andes Mining Services S.A.C., Qualified Person, considers the locations of the total data set of DC and RC holes have sufficient accuracy to make no material impact on the quality of the resource estimation.

Sterilisation Drilling

A total of 48 RC holes were drilled between September and November 2009 to ensure planned gold oxide Project infrastructure would not be placed in areas of potential economic mineralization. The holes were drilled to the south, east and north of the expected sulphide project pit limits to assess a planned waste dump to the south, planned gold oxide project infrastructure to the east and the planned gold oxide dump leach pad and ADR plant to the north.

There has been no further sterilisation drilling.

Sampling

Sampling Method and Approach

Core mark-up and sampling has been conventional and appropriate. Samples are generally 2 m long, except on geological contacts. Core has not been orientated for structural measurements.

During earlier exploration programs the core was chiselled in half. It has been noted previously that when the core had been split using the chisel method, the remaining half core was completely fractured, and that silicified core was not well split using this technique. More recently the core has been cut lengthways with a diamond saw and half-core is sent for assay.

Diamond core samples are numbered and collected in individual plastic bags with sample tags inserted inside. Each sample batch is made up of approximately 73 samples, including 3 quality control blanks, 3 standards and 3 field duplicates. Each work order consisted of a rice bag with samples along with an order list of which one copy was sent to the laboratory in Lima and another copy retained on site. Bags were closed with tie-wraps.

RC samples were collected at 2 m intervals and quartered in riffle splitters. Sub-samples weigh approximately 6 kg and are collected in cloth-lined sample bags. The quality control insertion rate is identical to the DC procedure.

The surface trench sampling is now of little use to this Project and has not been utilised in any interpretation or grade estimation.

Diamond core is logged in detail for geological, structural and geotechnical information, including RQD and core recovery. Whole core is routinely photographed.

Diamond core and RC chip logging is conventional and appropriate.

Core recovery has been recorded for all drillholes at 2 m intervals. Core recovery is generally 90-95% or higher and infrequently 70-80% or less. The lower recoveries occur mainly in the more weathered, upper parts of the deposit.

Sample Preparation and Analysis

The sample preparation methods for the samples submitted prior to 2003 are not documented. Since 2003 the sample preparation methods have been constant as outlined below.

Samples were digitally weighed, dried to a maximum of 120ºC (for wet samples), crushed to 70% < 2 mm (10 mesh), riffle split to 250 g, and pulverized to 85% < 75 µm (200 mesh). 50 g pulps were submitted for chemical analysis. These procedures have been in place since 2003.

Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50 g sub-samples. Those samples that analysed ≥ 5 g/t Au were analysed using gravimetric methods.

For Cu and Ag (and Mo, Pb, Zn, As, Sb and Bi) multi-acid (four) digestion AAS was used. Hg was analysed using cold vapour AAS. Until the end of 2004 the core samples from drillholes 1 to 125 were processed by CIMM Peru as the primary laboratory. The assay methods for the samples submitted prior to 2005 are not documented.

The primary laboratory has now switched back to CIMM Peru since 2010 with the secondary laboratory being ALS Chemex.

For a detailed discussion on sampling and analysis, including a description of sampling methods, location, number, type, etc., identification of drilling, sampling and recovery factors that materially impact the accuracy or reliability of the results, a discussion of the sample quality, and quality control measures and data verifications procedures, please refer to sections 11 and 12 of the 2011 Technical Report.

La Arena Mineral Resources and Reserves

Mineral Resources

The Mineral Resource for the La Arena Project as set out in the 2011 Technical Report is shown in Table 14.12_1 to Table 14.12_4. The Resource is separated into the three clear mineralisation styles of Oxide Low Copper (<300 ppm Cu); Oxide High Copper (300–1000 ppm Cu) and Sulphide Resource.

The Resource is reported within an optimised undiscounted cash flow pit shell using metal prices of $1,600 / oz for Au and $3.00 / lb for Cu.

The effective cut-off grade is 0.095 g/t Au (rounded up to 0.1 g/t for reporting) for the Au Oxide Resource and 0.18% copper equivalent (CuEq) for the Sulphide Resource. No credits have been used for Ag or Mo to derive the CuEq cut-off grade.

The CuEq grade for the Sulphide Resource was calculated by assigning a copper equivalent value to the contained gold. The copper equivalent value is obtained by dividing the gold grade in the Sulphide Resource by a factor and adding the resulting quotient to the Cu grade. The factor is the product of 31.1035 (grams per ounce) and 2204.62 (lbs per tonne) and the price of Cu ($3.00 / lb) divided by the price of Au ($1600 / oz) with the result divided by 100. The equation is represented below:

CuEq	= Cu + CuEq (Au)
Where CuEq (Au)	= 31.1035 x 2204.62 x $3.00 / 100
$1600

This calculation was tested by determining the gross metal value of contained gold and copper within the Sulphide Resource and dividing this value by the price of copper to calculate an equivalent number of pounds of copper contained in the resource, which was divided by 2,204.62 and multiplied by 100.

All numbers have been rounded to reflect the appropriate degree of precision of each estimate.

Table 14.12_1 Mineral Resource – Oxide - Low Copper (<300 ppm Cu) (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 oz)	Cu (‘000 lbs)
Measured	9.8	0.67	0.01	0.6	6.9	210	NA
Indicated	76.9	0.46	0.01	0.5	6.5	1,136	NA
Measured and Indicated	86.7	0.48	0.01	0.5	6.6	1,346	NA

Table 14.12_2 Mineral Resource – Oxide - High Copper (300–1000 ppm Cu) (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	0.5	0.66	0.06	0.7	36.0	11	NA
Indicated	13.5	0.29	0.06	0.6	41.4	127	NA
Measured and Indicated	14.0	0.31	0.06	0.6	41.2	138	NA
Inferred	1.4	0.18	0.06	0.6	55.7	8	NA

Table 14.12_3 Mineral Resource – Oxide Total (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Measured	10.3	0.67	0.01	0.6	8.3	221	NA
Indicated	90.4	0.43	0.02	0.5	11.7	1,263	NA
Measured and Indicated	100.7	0.46	0.02	0.5	11.4	1,484	NA
Inferred	10.4	0.27	0.01	0.5	13.1	90	NA

Table 14.12_4 Mineral Resource – Sulphide Total (In Situ as at September 30th 2011) Within Optimised Pit Shell
Resource	Tonnes (Mt)	Au (g/t)	Cu (%)	CuEq (%)	Ag(ppm)	Mo(ppm)	Au (‘000 Oz)	Cu (‘000 lbs)
Indicated	312.7	0.24	0.29	0.48	0.7	42.9	2,422	2,007,000
Inferred	319.7	0.20	0.30	0.46	0.6	46.1	2,075	2,134,000

The pit was constrained by the following optimization parameters:

La Arena Project Resources and Reserves Parameters - September 30, 2011

Parameter		Dump Leach
Market Price		$1600 per ounce Au / $3.00 per lb Cu
Mining cost ($/t mined)	Oxides Sulphides	$2.12 ore and waste $1.82 ore and waste
Processing Cost ($/t Ore) G & A Cost		$1.47 $0.69
Mill Recovery	Au Cu	40% 88%

Mineral Reserves

There has not been an update of mineral reserve estimates of the La Arena Project since the 2010 Technical Report. The La Arena mineral reserve estimates from the 2010 Technical Report are set forth in the following table.

Mining Operations

For the La Arena project, the mining methods include oxide, open pit, drill blast, dump and leaching. 150,000 – 160,000 ounces for fiscal 2012 are expected to be processed. There is an expected mine life of 7 years, and the expected payback period of capital is one year.

La Arena Project Rio Alto Mineral Reserve (31 July 2010)

Ore Type	Oxide Ore			Secondary Ore			Primary Ore			All Ore
	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	%Cu	Mt	g Au/t	Oz Au	%Cu	000’s lbs Cu
Gold Oxide Pit Design
Sediments	57.4	0.44								57.4	0.44	821,000
Sulphide Pit Shell (excluding Oxide Pit)
Sediments	2.0	0.57	0.11	0.1	0.34	0.32	0.1	0.81	0.60	2.1	0.58	39,000	0.14	7,000
Porphyry	13.1	0309	0.20	1320	0.36	0.52	160.1	0.28	0.38	185.2	0.29	1,709,000	0.38	1567,000
Total	15.1	0.34	0.19	1331	0.36	0.52	160.2	0.38	0.38	187.3	0.29	1,748,000	0.38	1,574,000
*Rounded numbers may not sum exactly.

All key inputs for both the gold oxide feasibility work set out in the 2010 Technical Report and the previous IAMGold Pre-Feasibility Study work have been reviewed by Coffey Mining and a pit optimisation using these updated parameters undertaken using Whittle software by Coffey Mining. The key input parameters used for estimating the mineral reserves are shown in the following table within the 2010 Technical Report.

La Arena Project Coffey Mining Pit Optimisation Parameters – July 31, 2010

Parameter		Dump Leach	Mill
Market Price		$950 per ounce Au / $2.30 per lb Cu
Mining cost	Sediment	$1.74 ore and waste	$1.74 ore and waste
($/t mined)	Porphyry	$1.82 ore and waste	$1.82 ore and waste*
Processing Cost ($/t Ore)		$2.22	$3.73
G & A Cost		$0.72**	$0.95
Mill Recovery	Au	80%	40%
	Cu	0%	88%
Slope Angles		38º and45º
Royalty		1.7%
* Note that the mining cost was increased by $0.03/t for every 12m bench mined below elevation 3328mRL. ** Note the G&A cost assumed an ore processing rate of 8.6Mtpa when Whittle work was done.

The mineral reserves have been estimated using the following cutoff grades:

  For oxide ore with Cu<300ppm (dump leach feed) 0.11 Au g/t.

  For oxides with Cu>300ppm, secondary and primary sediments and porphyry (mill feed) 0.13% Cu.

RISK FACTORS

Overview

The Company's business consists of the exploration, development and exploitation of mineral properties and is subject to certain risks. Some of these risks apply to the mining industry in general and others that apply to La Arena Project. These risks could have a significant impact on the Company’s business, revenues, cash flows, earnings, financial condition, results of operations and prospects for the future.

This section describes the risks that the Company believes are most material to its business. This is not a complete list of the risks that the Company is subject to. There are other risks that the Company does not currently believe to be material that could become material in the future and other risks that are not presently known to the Company. The Company has systems and procedures in place to identify and manage these risks, but many of these risks are beyond the Company’s control and there is no assurance that the Company will be successful in preventing the harm that the Company could suffer should any of these events actually occur.

The risks described in this section and the other information contained and incorporated by reference in this Annual Information Form should be carefully considered by readers.

General Risk Factors

Risks inherent given the nature of mining, mineral exploration and development projects in general

Mining operations generally involve a high degree of risk. The Company's operations are subject to the hazards and risks normally encountered in the exploration, development and production of minerals, including environmental hazards, explosions, unusual or unexpected geological formations or pressures and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Development and mine start up projects have no operating history upon which to base estimates of future cash operating costs. For such projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves. Because of these uncertainties, no assurance can be given that exploration programs will result in the identification or expansion of mineral resources or mineral reserves. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Company has no revenue history

The Company has no history of revenue from operations. There can be no assurance that significant losses will not occur in the near future or that the Company will be profitable in the future. The

Company's operating expenses and capital expenditures may increase in subsequent years as costs related to consultants, personnel, operating supplies and equipment associated with advancing exploration, development and commercial production of the La Arena Project or other properties in which the Company has an interest increase. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company's properties will require the commitment of substantial resources to conduct time-consuming development. The Company commenced commercial production in January 2012, however, there can be no assurance that the Company will achieve profitability.

Liquidity concerns and future financings

The Company will require significant capital and operating expenditures in connection with the development of the La Arena Project or other properties in which the Company has an interest. There can be no assurance that the Company will be successful in obtaining required financing as and when needed. Disruptions in credit and financial markets have adversely affected financial institutions, inhibited lending and limited access to capital and credit for many companies. If future financing is not available to the Company when required, as a result of limited access to credit markets or otherwise, or is not available on acceptable terms, the Company may be unable to invest the capital for the Company’s development and exploration programs, take advantage of business opportunities or respond to competitive pressures, any of which could cause the Company to postpone or slow down its development plans, forfeit rights in some or all of the Company's properties or reduce or terminate some or all of its activities.

Risks Relating to the Company’s Business

Changes in the market prices for gold, copper, other minerals and commodities, which in the past have fluctuated widely, will affect the profitability of the Company’s operations and financial condition.

The Company’s profitability depends upon the world market price of gold, copper, other metals and oil. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals and oil are influenced by factors including:

  industrial and retail supply and demand;

  exchange rates;

  expectations with respect to inflation rates;

  interest rates;

  changes in global economies;

  confidence in the global monetary system;

  forward sales of gold, copper, other metals and oil by producers and speculators; and

  other global or regional political, social or economic events.

The supply of gold, copper and other metals consists of a combination of new mine production, recycled material and existing stocks held by governments, producers, speculators and consumers.

If the market prices for gold, copper or other metals fall below the Company’s full production costs and remain at such levels for any sustained period of time, it may not be economically feasible to commence or continue production. This would materially and adversely affect production, profitability and the Company’s financial position. The Company may, depending on hedging practices, experience losses and may determine to discontinue operations or development of a project or mining at one or more of its properties. If the price of gold or copper declines significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. Gold and copper prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold, copper and other metals are produced, a profitable market will exist for them. A decline in the market price of gold, copper or other minerals may also require the Company to write down its mineral properties which would have a material and adverse effect on its earnings and profitability and the Company’s ability to continue as a going concern.

The Company has a limited operating history and there can be no assurance of its ability to operate its projects profitably.

The Company has a short history of producing metals from La Arena Gold Oxide Mine and no history of production from La Arena Sulphide Project. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

  the timing and cost, which can be considerable, of the construction and expansion of mining and processing facilities;

  the availability and costs of skilled labour and mining equipment;

  the availability and cost of appropriate smelting or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and receipt of permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the La Arena Project. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations.

Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. The risks and hazards involved in mining include:

  environmental hazards;

  industrial accidents;

  labour disruptions;

  metallurgical and other processing problems;

  unusual or unexpected rock formations;

  structural cave-ins or slides;

  flooding;

  fires;

  metal losses; and

  periodic interruptions due to inclement or hazardous weather conditions.

The Company’s operations may be further hampered by mining, heritage and environmental legislation, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of the Company also depends on the delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and future production activities.

Exploration on the Company’s existing exploration and mining tenements may prove unsuccessful. Mineable resources may become depleted resulting in a reduction of the value of those tenements and a diminution in the cash flow and cash reserves of the Company as well as possible relinquishment of the exploration and mining tenements.

The Company depends heavily on limited properties, and there can be no guarantee that the Company will successfully acquire additional commercially mineable mineral rights.

The La Arena Project accounts for the Company’s mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of the La Arena Project such as, but not limited to, obtaining financing on commercially suitable terms, hiring suitable personnel and mining contractors, or securing supply agreements on commercially suitable terms, may have a material adverse effect of the Company’s financial performance and results of operations.

Risks Relating to the La Arena Project

There can be no assurance that the La Arena Project will be profitable.

The Company is primarily focused on the development of the La Arena Project and has commenced production in the La Arena Gold Oxide Mine. However, there can be no assurance that the La Arena Gold Oxide Mine will be profitable.

Failure to meet production targets and cost estimates will affect the La Arena Project

Production costs on the La Arena Gold Oxide Mine may also be affected by increased stripping costs, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company’s ability to meet its obligations under the Gold Prepayment Facility, sales profitability, cash flow and overall financial performance.

Regulatory Requirements and Permitting

The current and future operations of the Company, including exploration or development activities and commencement of production on its properties require permits from various governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, water use, toxic substances, land use, environmental protection, mine safety, community involvement and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Company may require for the construction of mining facilities and conduct of mining operations will be obtainable in a timely manner or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Company’s business is subject to potential political, social and economic instability in Peru

The Company’s mineral property interests are located in the Republic of Peru. For more than two decades Peru has made progress in restructuring its political institutions and revitalizing its economy. In previous decades Peru’s history was one of political and economic instability during which governments intervened in the national economy and social structure, including periodically imposing various controls the effects of which were to restrict the ability of both domestic and foreign companies to freely operate.

Local opposition to mine development projects has arisen in Peru in the past, and such opposition has at times been violent. There is also the risk of political violence and increased social tension in Peru as a result of the increased civil unrest, crime and labour unrest. Roadblocks by members of local communities, unemployed people and unions can occur on national and provincial routes have occurred. As of the date of this AIF, no such activities have occurred in the communities surrounding the La Arena Project and the Company enjoys good relationships with the surrounding communities, but there is no assurance that such relationships will continue in the future.

Changes in Peruvian regulations could increase the Company’s operating costs

The Company’s ability to conduct future exploration and development activities is subject to changes in government regulations and shifts in political attitudes over which it has no control.

Social and community issues may affect operations

In recent years communities and non-governmental organizations ("NGO's") have become more vocal and active with respect to mining activities at or near their communities. These communities and NGO's have taken such actions as road closures, work stoppages, and law suits for damages. These actions relate not only to current activities, but often in respect of decades old mining activities by prior owners of mining properties. Such actions by communities and NGO's may have a material adverse effect on the Company's financial position, cash flow and results of operations.

During the latter part of September 2011, a group of approximately thirty people from the communities within the La Arena Gold Mine’s area of influence illegally blockaded the entrance to the mine preventing workers from entering or leaving. As a result, nearly ten effective development and construction working days were lost during September. The loss of productive time pushed completion of the leach pad and process plant expansion from October into November and also delayed pit development with a corresponding loss of waste and ore production. During the blockade it became clear that certain individuals had misinformed members of the community and had made unfounded accusations about the Company in order to further their own personal ambitions. Once a proper dialogue was re-established the blockade dissolved peacefully.

Currency fluctuations may affect the costs of doing business

The Company’s activities and principal business office is located in Peru. Gold, copper and other metals are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company’s activities in Peru may be denominated in currencies not directly related to the price of the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the Company’s cost of doing business. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not currently utilize hedging programs to mitigate the effect of currency movements.

Mineral resource and mineral reserve estimates may be inaccurate

There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimates are a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between management's assumptions, including economic assumptions such as metal prices, market conditions and actual events could have a material adverse effect on the Company's mineral reserve estimates, financial position and results of operations.

Environmental, health and safety regulation and enforcement will affect the Company’s activities

The Company's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental, health and safety legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Title to property interests may be unreliable

No assurances can be given that title defects to the properties in which the Company has an interest do not exist. These properties may be subject to prior unregistered agreements, interests or other land claims and title may be affected by undetected defects. If title defects do exist, it is possible that the Company may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates.

Title to mineral interests in some jurisdictions, is often not susceptible of determination without incurring substantial expense. In accordance with industry practice, the Company conducts such title reviews in connection with its properties as it believes are commensurate with the value of such properties.

Uninsured risks exist and may affect certain values

The Company maintains insurance to cover normal business risks. In the course of exploration and development of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including explosions, rock bursts, cave-ins, fire and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares.

Key-Man performance and liability insurance factors should be considered

The success of the Company will be largely dependent upon the performance of its key officers. The Company has not, as yet, purchased any "key-man" insurance with respect to any of its directors, officers, key employees and has no current plans to do so.

Although the Company obtains liability insurance in an amount which management considers adequate, the nature of the risks for mining companies is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

The Company’s Operations in Peru

La Arena Project is located in Peru. As in any jurisdiction, mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry or political instability. Any changes in regulations or shifts in political conditions are beyond the control of the Company may adversely affect its business. The Company does not maintain and does not intend to purchase political risk insurance. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Peru as a developing country may make it more difficult to obtain any required exploration financing for projects. The effect of all of these factors cannot be accurately predicted. There are risks relating to an uncertain or unpredictable political environment in Peru.

Foreign Subsidiary

The Company conducts operations through foreign (Peruvian) subsidiaries, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Competition could have material adverse effects

The Company competes with many other companies that have substantially greater resources. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund the Company's operations and develop its properties. The Company's inability to compete with other companies for these resources would have a material adverse effect on the Company's results of operations and business.

Dependence on outside parties and their performance are a factor

The Company has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If parties whose work is relied upon are negligent or whose work is deficient or is not completed in a timely manner, it could have a material adverse effect on the Company.

Ability to attract and retain qualified personnel will determine the Company’s success

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, it will require additional key financial, administrative and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Availability of reasonably priced raw materials and mining equipment

The Company will require a variety of materials in its business as well as a wide variety of mining equipment. To the extent these materials or equipment are unavailable or available only at significantly increased prices, the Company's production and financial performance could be adversely impacted.

Share price fluctuations will likely occur

The market price of securities of many companies, particularly development stage and start up companies, experience wide fluctuations in price that are not necessarily related to the operating performance or the underlying asset values of prospects of such companies. There can be no assurance that fluctuations in the Common Share price will not occur.

Dilution and future sales of Common Shares will be at the discretion of the Company

The Company may issue additional shares in the future, which may dilute a shareholder's holdings in the Company. The Company's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series and shareholders will have no pre-emptive rights in connection with further issuances. The directors of the Company have the discretion to determine the provisions attaching to any series of preferred shares and the price and terms of further issuances of Common Shares.

Dividends may not be payable

The future payment of dividends on the Common Shares will be dependent upon the financial requirements of the Company to finance future growth, the financial condition and other factors, which the Board of Directors may consider appropriate in the circumstances. The Company has not paid any dividends since its inception and it is not anticipated that dividends will be paid in the immediate or foreseeable future.

Conflicts of interest exist

There are potential conflicts of interest which the directors and officers of the Company may be subject in connection with the operations of the Company. Some of the directors and officers of the Company are engaged in the mining industry, and situations may arise where directors and officers will be in direct conflict with the Company. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA, and the applicable statutes of the jurisdictions of the Company of the Company's subsidiaries.

DIVIDENDS

The Company has no dividend policy. No dividends have been declared in the three most recently completed financial years of the Company. Any decision to pay dividends on the Common Shares will be made by the Board of Directors on the basis of the Company's earnings, financial requirements and other conditions existing at the relevant time.

CAPITAL STRUCTURE

General Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares (the “Preferred Shares”) issuable in series. As at December 31, 2011, 169,746,352 Common Shares were issued and outstanding as fully paid and non-assessable shares and no Preferred Shares were issued and outstanding. At the Effective Date, there are 171,299,225 Common Shares issued and outstanding as fully paid and non-assessable shares.

Common Shares

The holders of the Common Shares are entitled to receive notice of and attend any meeting of the Company's shareholders and are entitled to one vote for each Common Share held (except at meetings where only the holders of another class of shares are entitled to vote). Subject to the rights attaching to any other class of shares, the holders of the Common Shares are entitled to receive dividends, if, as and when declared by the Board of Directors of the Company and are entitled to receive the remaining property upon liquidation of the Company.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, each series consisting of a number of Preferred Shares as determined by the Board of Directors of the Company, who may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. As at the date hereof, there are no Preferred Shares issued and outstanding. The Preferred Shares of each series shall, with respect to dividends, liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences and priorities over the Common Shares and any other shares of the Company ranking junior to such series of Preferred Shares.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Company are listed and posted for trading on the TSX under the stock market symbol "RIO". The following table sets forth the price range (high and low) of the Common Shares and volume traded on the TSX-V and TSX for the periods indicated. The Common Shares of the Company were moved from the TSX-V to the TSX effective February 24, 2012.

	Price (C$)
	High	Low	Volume
January 2011	$2.73	$2.09	9,686,590
February 2011	2.51	2.20	5,734,791
March 2011	2.48	1.90	9,609,339
April 2011	2.30	1.69	19,548,153
May 2011	2.78	1.83	24,529,942
June 2011	2.46	1.76	24,437,803
July 2011	2.39	1.95	12,128,971
August 2011	2.45	1.96	12,042,700
September 2011	3.26	2.28	32,599,800
October 2011	2.94	2.55	7,981,300
November 2011	3.57	2.67	10,570,200
December 2011	3.55	3.11	15,014,500
January 2012	4.07	3.29	19,935,600
February 2012	4.70	3.76	8,483,231
March 1 – March 29, 2012	4.72	4.10	11,654,200

The Common Shares of the Company have been listed and posted for trading on the Bolsa de Valores de Lima since October 28, 2009, with no trades occurring in October 2009. The following table sets forth the price range (high and low) of the Common Shares in U.S. dollars and volume traded on the Bolsa de Valores de Lima for the periods indicated.

	Price (US$)
	High	Low	Volume
January 2011	$2.65	$2.11	7,131,897
February 2011	2.51	2.20	3,678,327
March 2011	2.51	2.00	7,528,472
April 2011	1.88	1.78	13,513,416
May 2011	2.69	1.94	10,416,216
June 2011	2.48	1.90	11,963,779
July 2011	2.60	2.10	4,627,528
August 2011	2.50	2.00	5,900,751
September 2011	3.31	2.31	11,521,052
October 2011	2.91	2.35	11,923,583
November 2011	3.52	2.69	8,699,514
December 2011	3.51	3.06	5,428,032

The following table summarizes the issuances of securities convertible into Common Shares for the financial year ended December 31, 2011.

Prior Sales

Date of Issuance	Securities	Number of Securities	Price per Security
August 1, 2011	Stock Options	250,000(1)	Not Applicable
Nov 18, 2011	Stock Options	1,185,000(2)	Not Applicable
Nov 18, 2011	Stock Options	2,175,000(3)	Not Applicable

(1)	These options were issued to an employee of the Company. The exercise price is $2.29 per Common Share and the expiration date is August 1, 2016.
(2)	These options were issued to Directors and Officers of the Company. The exercise price is $3.22 per Common Share and the expiration date is November 17, 2016.
(3)	These options were issued to employees of the Company. The exercise price is $2.82 per Common Share and the expiration date is November 17, 2016.

All options were granted under the Company's Stock Option Plan approved by shareholders of the Company on September 29, 2011.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the names and municipalities of residence of the current directors and executive officers of the Company, their respective positions and offices with the Company and date first appointed or elected as a director and/or executive officer and their principal occupation(s) within the past five years.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Klaus Zeitler(2) West Vancouver, BC, Canada	Chairman and a Director since June 25, 2009	Dr. Zeitler received his professional education at Karlsruhe University from 1959 to 1966 and obtained a Ph.D in economic planning. Dr. Zeitler is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association. Dr. Zeitler financed, built and managed base metal and gold mines throughout the world (Europe, Africa, North America, South America, and Pacific Region) with a total investment value of $4 billion. Dr. Zeitler was a managing director of Metallgesellschaft AG, a German metals conglomerate and in 1986 founded and was a director and CEO of Metall Mining Ltd., later Inmet Inc., a Toronto Stock Exchange listed company with assets of over $3 billion and base metal and gold mines in different parts of the world. After having been a director of Teck Cominco for many years, Dr. Zeitler joined Teck Cominco in 1997 as Senior Vice President and had responsibilities for the exploration and development of mines in Peru, Mexico and the USA. Since his retirement from Teck Cominco in 2002, and in addition to being President and CEO and a director of Amerigo Resources Limited, Dr. Zeitler has been actively involved as a director in various junior base and precious metal companies.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Alexander Black(3) Health, Safety and Community Committee San Isidro, Lima, Peru	Chief Executive Officer since January 23, 2012, and a Director since June 25, 2009 and President since June 2, 2010 (4)	Alex Black lives in Lima, Peru and has 30 years experience in the mining industry. Mr. Black holds a BSc in Mining Engineering from the University of South Australia and is a member of the Australasian Institute of Mining and Metallurgy. Prior to moving to Peru in 2000, Mr. Black was the founder and Managing Director of international mining consulting services group Global Mining Services from 1994 to 2000. In 1996, Mr. Black also founded and was Chairman of OFEX listed AGR Limited with exploration projects in Ghana and Mongolia. In 2002, Mr. Black took control of Chariot Resources Limited as a listed TSX-V shell and played a key role in the acquisition of the Marcona Copper Project and formation of the Korean joint venture with Chariot Resources. Upon his resignation as Chairman & Executive VP of Chariot Resources in 2006, Mr. Black returned to Peru and founded the Peruvian registered Rio Alto S.A.C. Mr. Black was the Chief Executive Officer, President and a director of Rio Alto prior to the acquisition of the company by Mexican Silver Mines (since renamed Rio Alto Mining Limited).
Anthony Hawkshaw Vancouver, BC, Canada	Chief Financial Officer and a Director since June 25, 2009	Mr. Hawkshaw was a Chartered Accountant and holds a Bachelor Degree in Business Management from the Ryerson University. Since 2007 to present, Mr. Hawkshaw was a director of Rio Alto Mining S.A.C. From 2005 to 2007, Mr. Hawkshaw was the CFO of Grove Energy Limited, a London and Toronto listed oil and gas development company. In 2004, Mr. Hawkshaw was the CFO of Chariot Resources Limited for a period of 12 months. Prior to Chariot, Mr. Hawkshaw was CFO of Pan American Silver Corp. from 1995 to 2003. With more than 25 years’ experience in the mining industry in countries including Canada, the United States, Mexico, Russia and Peru, Mr. Hawkshaw has extensive experience in the marketing of metals in refined and concentrate form and in metals trading. He has arranged numerous debt, equity and convertible debt financings with institutional investors, commercial banks and multilateral lending agencies. Mr. Hawkshaw is a director of and Chairman of the Audit Committee of Caza Gold Corp. a TSXV listed company.

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Roger Norwich(1)(2) St. Magloire, Sark, Channel Islands	Director since May 2007	Dr Roger Norwich a dual graduate of Manchester University worked as an oil exploration Geologist for Texaco after graduation and gained experience in the North Sea, the Gulf of Mexico and the Permian Basin. Having served as Chairman of a London AIM listed oil and gas exploration company he was a founding Director of TSX-V listed Mexican Silver Mines and subsequent to the take over and merger with Rio Alto Mining has remained on the Board as an Independent Director. Dr Norwich is non-Executive Chairman of Grupo Minero Panuco based in Mexico with extensive Copper, Gold and Molybdenum production assets. In June 2011 Roger Norwich joined the Board of Directors of Inkron Limited, a private company based in Hong Kong which is involved in nanometal production for the electronics industry especially nanocopper and nanosilver.
Drago Kisic(1) (3) Lima, Peru	Director since March 15, 2010	Mr. Kisic specializes in investment banking, finance and macroeconomics. He holds a B.S. from Pontificia Universidad Católica del Perú and a Masters degree (B-Phil) from Oxford University. As a founding partner and current Director of MACROCONSULT and MACROINVEST, Mr. Kisic advised the Government of Peru during the privatization of Centromin, Minero-Peru, Hierro-Peru and Peru’s telephone and telecommunications companies CPT and ENTEL- Peru. Mr. Kisic is a member of the board of CEMENTOS LIMA (a cement company); Mapfre and Mapfre Peru Vida (insurance companies); Haug (a steel contractor); Corporación Rey and Teditex (textile related companies); and Banco Financiero (a commercial bank). Currently, he is President of Bodega San Nicolás and is a member and former President of the Peruvian Center for International Studies (CEPEI) and the Peruvian Institute of Business Management (IPAE). He was advisor to the Executive Director of the World Bank, and was President of CONASEV (the Peruvian securities and companies’ regulatory authority) and Vice-president of the Lima Stock Exchange (BVL).

Name and Municipality of Residence	Position(s) held with the Company and Period of Service as a Director	Principal Occupation
Victor Gobitz(3) Lima, Peru	Director since March 8, 2011, Chief Operating Officer since February 1, 2012	Mr. Gobitz is a Mining Engineer who received his professional education at the Pontificia Universidad Católica del Perú from 1981 to 1986 and obtained a Masters degree in Business Administration (MBA) from Escuela de Administración de Negocios – ESAN in 1998. Mr. Gobitz sits on the Boards of Directors of two public mining companies listed on Bolsa de Valores de Lima, Volcan Compañía Minera and Castrovirreyna Compañía Minera. Mr.Gobitz has extensive experience in the start up and expansion of mining projects and currently is the CEO of Corporación Minera Castrovirreyna, Director of the Peruvian Mining Safety Institute – ISEM and Member of the Board of the Peruvian Corps of Engineers, Chapter of Mining Engineers - CIP.
Sidney Robinson Toronto, Ontario, Canada	Director since March 8, 2011	Mr. Robinson is a retired Senior Partner of Torys LLP, Toronto and New York, who practised corporate/commercial law, with emphasis on financings, mergers and acquisitions and international projects. He represented business clients based in Canada, France, Germany, Italy, Japan, Sweden and the United States. Mr. Robinson currently sits on the Boards of Directors of two public companies listed on the TSX, Amerigo Resources Inc. and Chartwell Seniors Housing Real Estate Investment Trust and one private company, Butterfield & Robinson Inc.
Ram Ramachandran (1) Toronto, Ontario, Canada	Director since May 11, 2011	Mr. Ramachandran is the Chief Financial Officer of CanAlaska Uranium Ltd. (TSX) and Purepoint Uranium Inc. (TSX-V). Mr. Ramachandran has over 25 years of financial reporting experience in a multitude of capacities. During the past 10 years Ram has consulted extensively on financial reporting and regulatory matters for public companies, accounting and law firms. Mr. Ramachandran has previously served as Associate Chief Accountant and Deputy Director, Corporate Finance at the Ontario Securities Commission and served as a senior member in the national office of an international accounting firm. Mr. Ramachandran also currently serves as a director of White Tiger Gold Ltd. (TSX).

Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee
(3)	Member of Health, Safety and Community Committee.
(4)	Alex Black Served as Chief Operating Officer from June 25, 2009 to January 23, 2012

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly or exercised control or direction over, 14,843,846 Common Shares or approximately 8.67% of the issued and outstanding Common Shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within ten years prior to the date of this Annual Information Form, has been a director, a chief executive officer or a chief financial officer of any company (including the Company), that:

(a)

was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date of this Annual Information Form, has been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within the past ten years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Audit Committee

The composition of the Audit Committee is as follows.

Mr. Drago Kisic is both financially literate and independent. Mr. Kisic holds a B.S. from Pontificia Universidad Católica del Peru and a Masters of Philosophy degree from Oxford University. He serves as a director of several companies, and has been the President of the Peruvian securities and companies’ regulatory authority, a Vice-President of the Lima Stock Exchange, and an advisor to the Executive Director of the World Bank. Mr. Kisic was the founding partner and is a director of MACROCONSULT and MARCOINVEST and as such has worked with a number of international banks to advise the Peruvian Government during its privatization process for mining companies and telephone and telecommunications companies. Mr. Kisic’s education and business experience provides him with an understanding of the accounting principles used by the Company to prepare its consolidated financial statements and to access the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. His experience also includes an understanding of internal control procedures for financial reporting and an ability to analyze and evaluate financial statements with a level of complexity comparable to the breadth and level of complexity involved in the preparation of the Company’s financial statements.

Dr. Roger Norwich is independent and financially literate. Dr. Norwich has been a director of numerous reporting issuers and has experience in the analysis and evaluation of financial statements, an understanding of internal control systems and financial reporting procedures.

Mr. Ram Ramachandran is the Chairman of the Audit Committee and is independent and financially literate. Mr. Ramachandran is currently the Chief Financial Officer of a TSX listed company and a TSX-V listed company and has over 25 years of financial reporting experience in a multitude of capacities.

The Audit Committee has procedures requiring that certain non-audit services be pre-approved. Such procedures are set out in the text of the Audit Committee Charter attached as Schedule A to this Annual Information Form.

The aggregate fees billed by the Company’s external auditors in each of the three fiscal years noted below for audit and other fees are as set out in the following table.

Year Ended	Audit Related	Taxation Related	Other	Total
May 31, 2010	$55,880	$14,000	$35,598	$105,478
May 31, 2011	$166,500	$5,000	$0	$171,500
December 31, 2011	$187,170	$11,934	$58,725	$257,829

Conflicts of Interest

Certain directors and officers of the Company and its subsidiaries are associated with other reporting issuers or other Companies which may give rise to conflicts of interest. In accordance with corporate laws, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Company. Some of the directors of the Company have either other employment or other business or time restrictions placed on them and accordingly, these directors of the Company will only be able to devote part of their time to the affairs of the Company. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best of the Company’s knowledge, there were no legal proceedings during the year ended December 31, 2011, to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated.

There are no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during legal proceedings material to the Company to which the Company is a party or of which any of its property is the subject matter, and there are no such proceedings known to the Company to be contemplated during the financial year ended December 31, 2011.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the Common Shares or any Associate or Affiliate of any of the foregoing in any transaction within the three most recently completed financial years or during the current financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company, except that:

Alex Black and Anthony Hawkshaw were former directors, officers and founders of RAML. The Company acquired a 100 per cent ownership interest in RAML and subsequently was amalgamated with Rio Alto as previously described under “General Development of the Business. Each on Mr. Black and Mr. Hawkshaw and their families were the beneficial owners of more than 10% of RAML and each of them became officers and directors of the Company as a result of the acquisition of RAML and amalgamation of RAML and Rio Alto.

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Investor Services Inc. at its Vancouver office located at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Other than contracts which were entered into in the ordinary course of business, the only contract the Company has entered into the following material contracts during the most recently completed financial year ended December 31, 2011 or before the most recently completed financial year but that are still in effect is the Gold Prepayment Facility.

The Gold Prepayment Facility was increased by $25 million on October 21, 2011. Settlement of the US $25 million increase in the Prepayment Facility will be by delivery of 24,512 ounces of gold commencing in April 2012 at a notional rate of 791 ounces per month for 31 months. The actual monthly delivery of gold ounces will vary by 5% from the amount stated above for every $100 dollar change in gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. As security, Rio Alto has granted Red Kite a charge over substantially all of the Company’s assets. The Company paid cash fees for arranging the financing of US $750,000, for deferral of deliveries of US $312,500 and a US $100,000 fee for the waiver of certain conditions in the Prepayment Facility.

INTERESTS OF EXPERTS

Names of Experts

Messrs. Garay, Dreyer, Kirk and Kaye are "qualified persons", as defined in NI 43-101, and the authors responsible for the preparation of the Technical Report effective September 30, 2011.

Interests of Experts

The Company's auditor was Davidson and Company LLP, Chartered Accountants, who have audited the Company's Consolidated Financial Statements for the financial year ended May 31, 2010. The Company appointed Grant Thornton LLP, Chartered Accountants, as auditor of the Company effective October 26,

2010. Grant Thornton LLP, Chartered Accountants, have audited the Company’s Consolidated Financial Statements for the financial periods ended May 31, 2011 and December 31, 2011.

To the best knowledge of the Company, none of the qualified persons named under "Names of Experts" referenced above, when or after they prepared the statement, report or valuation, has received any interest, directly or indirectly, in the securities of the Company or its Associates or Affiliates, nor do they expect to receive or acquire any such interests.

ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans will be contained in the Company's Management Information Circular and Proxy Statement for its annual meeting of shareholders to be held on May 10, 2012 and in the Company's Management Information Circular and Proxy Statement for the annual meeting of shareholders held on September 29, 2011. Additional financial information is provided in the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the financial year ended December 31, 2011, which are available on SEDAR.

Copies of the foregoing documents and this Annual Information Form and any document, incorporated by reference in this Annual Information Form may be obtained by accessing SEDAR, the electronic system recording Canadian public securities filings, at www.sedar.com.

SCHEDULE A

AUDIT COMMITTEE CHARTER

1.	Role and Objective

The Audit Committee (the “Committee”) is a committee of the Board of Directors of the Corporation to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board of Director approval, the audited financial reports and other mandatory disclosure releases containing financial information. The objectives of the Committee, with respect to the Corporation and its subsidiaries, are as follows:

• To assist Directors to meet their responsibilities in respect of the preparation and disclosure of the financial reports of the Corporation and related matters.

• Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board of Directors.

• To ensure the external auditors' independence and review and appraise their performance.

• To increase the credibility and objectivity of financial reports.

• To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

2.	Composition

The Committee shall be composed of at least three individuals appointed by the Board from amongst its members, all of which members will be independent (within the meaning of National Instrument 52-110 Audit Committees) unless the Board determines to rely on an exemption in NI 52-110. “Independent” generally means free from any business or other direct or indirect material relationship with the Corporation that could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgment.

The Secretary to the Board shall act as Secretary of the Committee.

A quorum shall be a majority of the members of the Committee.

All of the members must be financially literate within the meaning of NI 52-110 unless the Board has determined to rely on an exemption in NI 52-110. Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements.

3.	Meetings

The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair. As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

Agendas, with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Committee members with copies to the Board of Directors, the Chief Financial Officer or such other officer acting in that capacity, and the external auditor.

The Chief Executive Officer and the Chief Financial Officer or their designates shall be available to attend at all meetings of the Committee upon the invitation of the Committee.

The Controller, Treasurer and/or such other staff as appropriate to provide information to the Committee shall attend meetings upon invitation by the Committee.

4.	Mandate and Responsibilities

To fulfill its responsibilities and duties, the Committee shall:

(A)	undertake annually a review of this mandate and make recommendations to the Corporate Governance and Compensation Committee as to proposed changes;

(B)	satisfy itself on behalf of the Board with respect to the Corporation's internal control systems, including, where applicable, relating to derivative instruments:

(1)	identifying, monitoring and mitigating business risks; and

(2)	ensuring compliance with legal and regulatory requirements;

(C)

review the Corporation's financial reports, MD&A, any annual earnings, interim earnings and press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial reports), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors; the process should include but not be limited to:

(1)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years' financial reports;

(2)	reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;

(3)	reviewing accounting treatment of unusual or non-recurring transactions;

(4)	ascertaining compliance with covenants under loan agreements;

(5)	reviewing financial reporting relating to asset retirement obligations;

(6)	reviewing disclosure requirements for commitments and contingencies;

(7)	reviewing adjustments raised by the external auditors, whether or not included in the financial reports;

(8)	reviewing unresolved differences between management and the external auditors;

(9)	obtain explanations of significant variances with comparative reporting periods; and

(10)	determine through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed;

(D)

review the financial reports and related information included in prospectuses, management discussion and analysis (MD&A), information circular-proxy statements and annual information forms (AIF), prior to Board approval;

(E)	with respect to the appointment of external auditors by the Board:

(1)	require the external auditors to report directly to the Committee;

(2)	review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation;

(3)

obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation and confirming their independence from the Corporation;

(4)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;

(5)

be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(6)	review management's recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and the compensation of the external auditors;

(7)	review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors' fees;

(8)	when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(9)	take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors;

(10)

at each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial reports;

(F)	review all public disclosure containing audited or unaudited financial information before release;

(G)	review financial reporting relating to risk exposure;

(H)

satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information from the Corporation's financial reports and periodically assess the adequacy of those procedures;

(I)	review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;

(J)	review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial reports of the Corporation and its subsidiaries;

(K)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors and consider the impact on the independence of the auditors; The pre-approval requirement is waived with respect to the provision of non-audit services if:

(1)

the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent (5%) of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

(2)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(3)

such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee;

provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee;

(L)	review any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it;

(M)	with respect to the financial reporting process:

(1)	in consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external;

(2)	consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting;

(3)	consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management;

(4)	review significant judgments made by management in the preparation of the financial reports and the view of the external auditors as to appropriateness of such judgments;

(5)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(6)	review any significant disagreement among management and the external auditors regarding financial reporting;

(7)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(8)	review the certification process;

(9)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(10)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

5.	Authority

Following each meeting, in addition to a verbal report, the Committee will report to the Board by way of providing copies of the minutes of such Committee meeting at the next Board meeting after a meeting is held (these may still be in draft form).

Supporting schedules and information reviewed by the Committee shall be available for examination by any director.

The Committee shall have the authority to investigate any financial activity of the Corporation and to communicate directly with the internal and external auditors. All employees are to cooperate as requested by the Committee.

The Committee may retain, and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice to assist in fulfilling its duties and responsibilities at the expense of the Corporation.